

Mail Stop 4561

December 18, 2009

John F. McCawley
Chief Executive Officer
Network Cadence, Inc.
6560 South Greenwood Plaza Blvd., # 400
Englewood, CO 80111

> **Re:** **Network Cadence, Inc.**
> **Registration Statement on Form S-1**
> **Filed on December 11, 2009**
> **File No. 333-163685**

Dear Mr. McCawley:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note:

1.   Pursuant to Section 2(a)(7) of the Sarbanes Oxley Act and PCAOB Rule 1001, Cadence II (now doing business as Network Cadence) is considered the registrant for this registration statement and as such the company's financial statements must be audited pursuant to the standards of the Public Company Accounting Oversight Board (United States). Revise to include financial statements audited in accordance with PCAOB Standards and ensure that your Independent Auditor's Report refers to such Standards. We refer you to paragraph 3 of Auditing Standard No. 1, SEC Release No. 34-49708 and Article 2-02 of Regulation S-X.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please call Michael F. Johnson, Staff Attorney, at (202) 551-3477 or the undersigned at (202) 551-3462.

Sincerely,

Mark Shuman
Branch Chief - Legal